For Immediate Release

PRESS RELEASE

For Further Information,
contact Kevin S. Kelly
Chief Operating Officer and
Chief Financial Officer
Atalanta/Sosnoff Capital Corporation
Telephone (212) 867-5000
New York, NY 10178
E-Mail: ksk@atalantasosnoff.com
Website: www.atalantasosnoff.com

MR. SOSNOFF COMPLETES TENDER OFFER FOR ATALANTA/SOSNOFF CAPITAL CORPORATION PUBLIC SHARES

New York – July 14, 2003 – Martin T. Sosnoff, Chairman, Chief Executive Officer and Chief Investment Officer of Atalanta/Sosnoff Capital Corporation [NYSE: ATL] announced today that Atalanta Acquisition Company, a corporation wholly owned by Mr. Sosnoff, completed its cash tender offer for all of the outstanding shares of common stock of Atalanta/Sosnoff. The offer, priced at $13.95 per share net to the seller in cash, expired at 12:00 midnight, New York City time, on July 11, 2003.

According to information received from EquiServe Trust Company, N.A., the depositary for the tender offer, Mr. Sosnoff was advised that Atalanta/Sosnoff shareholders had validly tendered and not withdrawn 1,570,679 shares of Atalanta/Sosnoff common stock during the tender offer, representing approximately 99 percent of Atalanta/Sosnoff’s total issued and outstanding common stock when taken together with shares already owned by Mr. Sosnoff. All shares validly tendered and not withdrawn prior to the expiration date of the offer have been accepted for payment by Mr. Sosnoff, through Atalanta Acquisition Company, according to the terms of the offer and he expects to make payment to the depositary for the accepted shares today.

Also today, the “short-form” merger of Atalanta Acquisition Company with and into Atalanta/Sosnoff will be completed, with Atalanta/Sosnoff continuing as the surviving corporation. Pursuant to this merger, those Atalanta/Sosnoff shareholders who did not tender their shares in the tender offer, other than shares for which appraisal rights have been demanded, will have their shares converted into the right to receive $13.95 per share net in cash to each shareholder upon due presentation of certificates representing their shares to EquiServe Trust Company, N.A. These shareholders will receive information in the mail on how to receive payment for their shares.

Certain of the foregoing are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Atalanta/Sosnoff to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following general economic and business conditions: the loss of, or the failure to replace any significant clients; changes in the relative investment performance of client or firm accounts and changes in the financial marketplace, particularly in the securities markets. These forward-looking statements speak only as of the date of this Release. Atalanta/Sosnoff expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.